UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Robinhood Markets, Inc.

(Name of Issuer)

Class A Common Stock - $0.0001 par value per share

(Title of Class of Securities)

770700102

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 770700102

1.	Names of Reporting Persons. Baiju Bhatt
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 77,089,626 shares (1)
	6.	Shared Voting Power 0 shares
	7.	Sole Dispositive Power 64,254,630 shares (2)
	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,654,705 shares (3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.3% (4)
12.	Type of Reporting Person (See Instructions) IN

(1)

As of December 31, 2022, consists of (i) 28,266 shares of Class A common stock, par value $0.0001 per share (“Class A common stock”), of Robinhood Markets, Inc. (the “Company”) held in street name by Mr. Bhatt, (ii) 1,291,108 shares of Class A common stock held in street name by The Baiju Prafulkumar Bhatt Living Trust, dated 11/30/17 (the “Living Trust”), for which Mr. Bhatt serves as sole trustee and by which Mr. Bhatt has been granted an irrevocable proxy, (iii) 57,633 shares of Class A common stock issuable to Mr. Bhatt within 60 days after December 31, 2022 upon vesting and settlement of restricted stock units granted to him by the Company (“RSUs”) (which vested and settled on February 1, 2023), (iv) 1,363,456 shares of Class B common stock, par value $0.0001 per share (“Class B common stock”), held of record by The Baiju Prafulkumar Bhatt GRAT dated 10/4/18, for which Mr. Bhatt serves as sole trustee and by which Mr. Bhatt has been granted an irrevocable proxy, (v) 60,949,088 shares of Class B common stock held of record by the Living Trust, by which Mr. Bhatt has been granted an irrevocable proxy, (vi) 1,408,450 shares of Class B common stock held of record by Butterfly Management LLC, by which Mr. Bhatt has been granted an irrevocable proxy, (vii) 2,414,875 shares of Class B common stock held of record by Surfboard Management LLC, by which Mr. Bhatt has been granted an irrevocable proxy, and (viii) 9,576,750 shares of Class B common stock held of record by The Tenev 2017 Irrevocable Trust, by which Mr. Bhatt has been granted an irrevocable proxy.

Mr. Bhatt has voting power over the shares described in the foregoing clauses (vi) through (viii) pursuant to an irrevocable proxy granted by the entities that are the recordholders of such shares (which entities are related to Vladimir Tenev, a founder of the Company) under the Founders’ Voting Agreement (as defined below), but does not have an economic interest in such shares.

In connection with the Company’s initial public offering (the “IPO”), the Company’s founders (including Mr. Bhatt) and some of their related entities entered into a voting agreement, which became effective prior to the completion of the IPO (the “Founders’ Voting Agreement”), to which the Company is also a party. Pursuant to the Founders’ Voting Agreement, each of the founders and their related entities (including estate planning vehicles) that are party to the Founders’ Voting Agreement (including entities made party by joinder, “Founder Affiliates”) agreed, upon the terms and subject to the conditions set forth therein, to, among other things, (a) vote all of their shares of the Company’s common stock in favor of the election of each founder to, and against the removal of each founder from, the Company’s board of directors, (b) vote together in the election of other directors generally, subject to deferring to the decision of the nominating and corporate governance committee in the event of any disagreement between the founders, and (c) ensure that all such shares are voted as described above, including causing its shares to be present in person or by proxy for purposes of constituting a quorum at the meeting of stockholders. In addition, under the Founders’ Voting Agreement, certain of the Founder Affiliates have granted to the other, unrelated founder, an irrevocable voting proxy with respect to shares of the Company’s common stock owned by such Founder Affiliate. Also pursuant to the Founders’ Voting Agreement, each founder has granted, effective upon such founder’s death or permanent and total disability, a voting proxy to the other founder with respect to shares of the Company’s common stock held by such founder and over which such founder was entitled to vote (or direct the voting of) immediately prior to such founder’s death or permanent and total disability. The Founders’ Voting Agreement also grants to each founder and his respective Founder Affiliates a right of first offer in the event the other founder or any of his respective Founder Affiliates proposes to transfer any shares of Class B common stock in a transaction that would cause such shares of Class B common stock to convert to Class A common stock pursuant to the Company’s amended and restated certificate of incorporation (the “Charter”), subject to certain exceptions. All of the shares identified in this footnote, as well as the 565,079 shares of Class B common stock held of record by the Bhatt Family LLC set forth under footnote (2), are subject to the Founders’ Voting Agreement and parties to the Founders’ Voting Agreement may be deemed to constitute a group for purposes of Section 13(d)(3) under the Securities Exchange Act of 1934, as amended. Except as set forth in this Amendment No. 1 to Schedule 13G, Mr. Bhatt has neither voting nor investment power over the securities beneficially owned by other parties to the Founders’ Voting Agreement and disclaims beneficial ownership of such securities.

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. Holders of Class A common stock are entitled to one vote per share on all matters to be voted upon by the Company’s stockholders and holders of Class B common stock are entitled to 10 votes per share on all matters to be voted upon by the Company’s stockholders. The holders of Class A common stock and Class B common stock vote together as a single class, unless otherwise required by the Charter or applicable law. Pursuant to certain equity exchange agreements entered into between the Company and each of the Company’s founders, including Mr. Bhatt, in connection with the IPO, Mr. Bhatt has a right (but not an obligation) to require the Company to exchange, for shares of Class B common stock, any shares of Class A common stock received by him upon the vesting and settlement of RSUs related to shares of Class A common stock (the “Equity Exchange Rights”) in accordance with the terms of such equity exchange agreements. The Equity Exchange Rights apply only to equity awards granted to the Company’s founders prior to August 2, 2021, the date of the effectiveness of the Charter.

(2)

Includes the amounts set forth under footnote (1) above other than (i) 1,408,450 shares of Class B common stock held of record by Butterfly Management LLC, (ii) 2,414,875 shares of Class B common stock held of record by Surfboard Management LLC and (iii) 9,576,750 shares of Class B common stock held of record by The Tenev 2017 Irrevocable Trust. Also includes 565,079 shares of Class B common stock held of record by the Bhatt Family LLC (for which Mr. Bhatt’s spouse is the sole manager), over which shares Mr. Bhatt’s spouse has sole investment power and Mr. Bhatt has a right to obtain sole investment power within 60 days after December 31, 2022. Mr. Tenev has voting power over the 565,079 shares described in the foregoing sentence pursuant to an irrevocable proxy granted by the Bhatt Family LLC under the Founders’ Voting Agreement but does not have an economic interest in such shares.

(3)	Includes the amounts set forth under footnote (1) and the 565,079 shares of Class B common stock held of record by the Bhatt Family LLC set forth under footnote (2).
(4)

Percentage ownership is based on 758,805,255 shares of Class A common stock outstanding as of October 31, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2022, plus (i) the assumed conversion, solely for purposes of calculating Mr. Bhatt’s percentage ownership, of the 76,277,698 outstanding shares of Class B common stock deemed beneficially owned by Mr. Bhatt, as described herein, into shares of Class A common stock and (ii) the 57,633 shares of Class A common stock issuable to Mr. Bhatt upon vesting and settlement of RSUs within 60 days after December 31, 2022 as described herein. The percentage reported does not reflect the ten to one voting power of the Class B common stock.

Item 1 (a)	Name of Issuer:

Robinhood Markets, Inc.

Item 1 (b)	Address of Issuer’s Principal Executive Offices:

85 Willow Rd

Menlo Park, CA 94025

Item 2 (a)	Name of Person Filing:

Baiju Bhatt

Item 2 (b)	Address of Principal Business Office or, if none, Residence:

c/o Robinhood Markets, Inc.

85 Willow Rd

Menlo Park, CA 94025

Item 2 (c)	Citizenship:

The Reporting Person is a citizen of the United States of America.

Item 2 (d)	Title of Class of Securities:

Class A Common Stock - $0.0001 par value per share

Item 2 (e)	CUSIP Number:

770700102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of cover page.

(b)	Percent of class:

See Row 11 of cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 14, 2023

/s/ Baiju Bhatt
Baiju Bhatt